Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	March 30,	March 31
	2007	2006
	(In millions, except ratios)
Earnings:
Net income	$392.8	$152.8
Plus: Income taxes	140.1	99.1
Fixed charges	37.9	33.5
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$570.8	$285.4

Fixed Charges:
Interest expense	$30.1	$26.6
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	7.8	6.9

	$37.9	$33.5

Ratio of Earnings to Fixed Charges	15.06	8.52